UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of, June 2022

Commission File Number 001-40375

E-Home Household Service Holdings Limited

(Translation of registrant’s name into English)

Floor 9, Building 14, HaixiBaiyue Town

No. 14 Duyuan Road, Luozhou Town

Cangshan District, Fuzhou City 350001

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

E-Home Household Service Holdings Limited (the “Company”) held its 2022 annual general meeting of members (the “Annual Meeting”) at 10:00 a.m., local time, on June 3, 2022 at its principal executive offices in Fujian, China. At least two shareholders of 20,185,379 ordinary shares of the Company were present in person or by proxy at the Annual Meeting, representing approximately 47.49% of the total 42,507,745 outstanding ordinary shares and therefore constituting a quorum of more than one third of the shares outstanding and entitled to vote at the Annual Meeting as of the record date of April 6, 2022. The final voting results for each matter submitted to a vote of shareholders at the meeting are as follows:

1.	To elect seven persons to the board of directors of the Company, each to serve until the next annual general meeting of members, or until such person’s successor is duly elected and qualified or until his or her earlier death, resignation, retirement, disqualification or removal:

Director’s Name	For	Against	Abstain
Wenshan Xie	19,837,466	164,330	183,583

Chunsheng Zhu	19,836,614	163,582	185,183

Mingxiang He	19,842,290	162,906	180,183

Yijing Ye	19,835,601	162,595	187,183

Ratansha B. Vakil	19,891,858	113,336	180,185

Jianhua Wang	19,840,246	162,157	182,976

Mark Willis	19,896,378	116,953	172,048

Accordingly, each such person has been duly elected as a director to hold such office until the 2023 annual general meeting of members or until such person’s successor is duly elected and qualified or until his or her earlier death, resignation, retirement, disqualification or removal.

2.	To ratify the appointment of TPS Thayer LLC as the Company’s independent registered public accounting firm for the fiscal year ending June 30, 2022:

For	Against	Abstain
20,063,320	76,560	45,499

Accordingly, the ratification of the appointment of TPS Thayer LLC as the Company’s independent registered public accounting firm for the fiscal year ending June 30, 2022 has been approved and adopted.

3.	To approve an amendment to the Company’s Memorandum of Association to increase the Company’s authorized share capital by 10,000,000 preferred shares:

For	Against	Abstain
19,380,907	795,228	9,244

Accordingly, the amendment to the Company’s Memorandum of Association to increase the Company’s authorized share capital by 10,000,000 preferred shares has been approved.

4.	To approve amendments to the Company’s Memorandum and Articles of Association to authorize hybrid and/or electronic meetings of shareholders, receipt of electronic proxies and other relevant documents and to update to changes in law generally:

For	Against	Abstain
20,063,579	87,193	34,607

Accordingly, amendments to the Company’s Memorandum and Articles of Association to authorize hybrid and/or electronic meetings of shareholders, receipt of electronic proxies and other relevant documents and to update to changes in law generally have been approved.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 6, 2022	E-home Household Service Holdings Limited

	By:	/s/ Wenshan Xie
Wenshan Xie
Chief Executive Officer

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